Exhibit 3.119

1. CERTIFICATE OF FORMATION

OF

SUNGARD TRADING SYSTEMS VAR LLC

2. The name of the limited liability company is SUNGARD TRADING SYSTEMS VAR LLC.

3. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street. in the City of Wilmington. County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Formation of SUNGARD TRADING SYSTEMS VAR LLC this 17th day of July, 2001.

AUTOMATED SECURITIES CLEARANCE, LTD., Solo Member and Authorized Representative

By:
Sara G. Armstrong, Assistant Vice President

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